1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___________.)

Taiwan Semiconductor Manufacturing Company Ltd.

Financial Statements for the Nine Months Ended
September 30, 2004 and 2003
Together with Independent Accountants’ Review Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers’ convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of September 30, 2004 and 2003 and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by for Securities Issuers’ Financial Reporting and accounting principles generally accepted in the Republic of China.

October 12, 2004

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS
SEPTEMBER 30, 2004 AND 2003
(In Thousand New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2004		2003
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$78,289,897	17	$82,730,782	22
Short-term investments (Notes 2 and 4)	46,128,381	10	11,664,302	3
Receivables from related parties (Note 18)	19,974,807	4	15,186,373	4
Notes receivable	76,183	—	43,709	—
Accounts receivable	17,689,511	4	12,704,943	3
Allowance for doubtful receivables (Note 2)	(983,077)	—	(1,021,399)	—
Allowance for sales returns and others (Note 2)	(3,342,566)	(1)	(2,055,142)	(1)
Other receivables from related parties (Note 18)	3,004,113	1	108,692	—
Other financial assets (Notes 2 and 21)	1,307,965	—	1,192,351	—
Inventories—net (Notes 2 and 5)	12,628,465	3	11,813,455	3
Deferred income taxes assets (Notes 2 and 12)	2,471,000	—	2,117,000	1
Prepaid expenses and other current assets	437,243	—	688,212	—

Total current assets	177,681,922	38	135,173,278	35

FUNDS AND LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 21)
Equity method	45,792,238	10	33,932,303	9
Cost method	717,299	—	736,653	—
Long-term bonds	11,676,396	3	—	—

Total funds and long-term investments	58,185,933	13	34,668,956	9

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7 and 18)
Cost
Buildings	82,012,404	18	70,767,593	18
Machinery and equipment	374,207,513	81	324,426,114	85
Office equipment	6,853,204	1	6,077,495	2

	463,073,121	100	401,271,202	105
Accumulated depreciation	(285,808,476)	(61)	(233,609,935)	(61)
Advance payments and construction in progress	29,891,273	6	24,632,558	6

Net property, plant and equipment	207,155,918	45	192,293,825	50

GOODWILL (Note 2)	2,003,244	—	2,351,634	1

OTHER ASSETS
Deferred charges—net (Notes 2, 8 and 20)	9,520,310	2	8,415,357	2
Deferred income taxes assets (Notes 2 and 12)	7,796,174	2	8,841,310	3
Assets leased to others—net (Note 2)	80,047	—	85,072	—
Idle assets (Note 2)	54,791	—	74,644	—
Refundable deposits (Note 18)	29,353	—	287,403	—

Total other assets	17,480,675	4	17,703,786	5

TOTAL ASSETS	$462,507,692	100	$382,191,479	100

	2004		2003
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%
CURRENT LIABILITIES
Payables to related parties (Notes 18 and 20)	$5,639,023	1	$3,790,399	1
Accounts payable	7,357,718	2	5,596,631	1
Payables to contractors and equipment suppliers	15,260,860	3	9,480,795	3
Accrued expenses and other current liabilities (Notes 2, 10, 20 and 21)	10,974,741	2	8,319,012	2
Current portion of long-term bonds payable (Note 9)	5,000,000	1	—	—

Total current liabilities	44,232,342	9	27,186,837	7

LONG-TERM LIABILITIES
Bonds payable (Note 9)	30,000,000	6	35,000,000	9
Other long-term payable (Notes 10 and 20)	2,446,848	1	3,660,493	1
Other payables to related parties (Notes 18 and 20)	2,468,088	1	—	—

Total long-term liabilities	34,914,936	8	38,660,493	10

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 11)	2,975,006	1	2,533,864	1
Deferred credits—gain on intercompany (Notes 2 and 18)	598,350	—	—	—
Guarantee deposits (Note 20)	524,268	—	838,864	—

Total other liabilities	4,097,624	1	3,372,728	1

Total liabilities	83,244,902	18	69,220,058	18

SHAREHOLDERS’ EQUITY (Notes 2, 14, 15 and 16)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued: 23,251,877 thousand shares in 2004 and 20,266,619 thousand shares in 2003	232,518,770	50	202,666,189	53
Capital surplus	56,529,100	12	56,847,417	15
Retained earnings:
Appropriated as legal reserve	25,528,007	6	20,802,137	5
Appropriated as special reserve	—	—	68,945	—
Unappropriated earnings	66,007,204	14	34,226,657	9
Others:
Unrealized loss on long-term investments	(3,967)	—	(2,441)	—
Cumulative translation adjustments	300,345	—	5,921	—
Treasury stock (at cost)—45,970 thousand shares in 2004 and 40,784 thousand shares in 2003	(1,616,669)	—	(1,643,404)	—

Total shareholders’ equity	379,262,790	82	312,971,421	82

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$462,507,692	100	$382,191,479	100

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(In Thousand New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2004		2003
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$195,779,620		$147,294,673
SALES RETURNS AND ALLOWANCES (Note 2)	(3,662,137)		(3,169,937)

NET SALES	192,117,483	100	144,124,736	100
COST OF SALES (Notes 13 and 18)	109,109,645	57	93,940,362	65

GROSS PROFIT	83,007,838	43	50,184,374	35

OPERATING EXPENSES (Notes 13 and 18)
Research and development	8,947,939	4	8,657,300	6
General and administrative	7,214,420	4	4,572,503	3
Marketing	1,050,619	1	932,482	1

Total operating expenses	17,212,978	9	14,162,285	10

INCOME FROM OPERATIONS	65,794,860	34	36,022,089	25

NON-OPERATING INCOME AND GAINS
Investment income recognized by equity method—net (Notes 2 and 6)	3,431,747	2	—	—
Interest	1,060,412	1	580,879	1
Technical service income (Notes 18 and 20)	327,583	—	158,925	—
Gain on disposal of property, plant and equipment (Notes 2 and 18)	144,899	—	347,656	—
Gain on sales of investments (Note 2)	111,771	—	66,428	—
Other (Note 18)	322,958	—	273,013	—

Total non-operating income and gains	5,399,370	3	1,426,901	1

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7 and 21)	877,772	1	1,323,510	1
Foreign exchange loss—net (Notes 2 and 21)	538,765	—	426,256	1
Loss on disposal of property, plant and equipment (Note 2)	63,476	—	291,077	—
Loss on property, plant and equipment and idle assets (Note 2)	—	—	1,430,763	1
Investment loss recognized by equity method—net (Notes 2 and 6)	—	—	343,951	—
Other	29,262	—	173,223	—

Total non-operating expenses and losses	1,509,275	1	3,988,780	3

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2004		2003
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$69,684,955	36	$33,460,210	23
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 12)	447,026	—	(2,203,861)	(1)

NET INCOME	$70,131,981	36	$31,256,349	22

	2004		2003
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 17)
Basic earnings per share	$3.00	$3.01	$1.43	$1.33

Diluted earnings per share	$2.99	$3.01	$1.43	$1.33

The pro forma net income and earnings per share (after income tax) are based on the assumption that the stock of parent company held by its subsidiaries is treated as an investment instead of the treasury stock, and are shown as follows (Notes 2 and 16):

	2004	2003
NET INCOME	$70,145,749	$31,332,102

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.01	$1.33

Diluted earnings per share	$3.01	$1.33

The accompanying notes are an integral part of the financial statements.

(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(In Thousand New Taiwan Dollars)
(Reviewed, Not Audited)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$70,131,981	$31,256,349
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,456,739	46,290,739
Deferred income taxes	(874,578)	2,074,257
Investment loss (income) recognized by equity method—net	(3,431,747)	343,951
Gain on sales of long-term investments—net	(2,150)	(66,428)
Amortization of discount of long-term bond investments	3,347	—
Loss on property, plant, and equipment, and idle assets	—	1,430,763
Gain on disposal of property, plant and equipment—net	(81,423)	(56,579)
Pension cost accrued	374,755	323,322
Allowance for doubtful receivables	(32,945)	91,535
Allowance for sales returns and others	1,216,541	(307,925)
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(5,107,145)	(5,071,409)
Notes receivable	(66,290)	16,531
Accounts receivable	(3,781,597)	(3,209,496)
Other receivables from related parties	(64,688)	(40,168)
Other financial assets	(226,223)	(222,682)
Inventories—net	(1,721,307)	(1,473,119)
Prepaid expenses and other current assets	1,154,723	1,326,149
Increase (decrease) in:
Payables to related parties	(224,782)	1,323,401
Accounts payable	1,273,842	747,397
Accrued expenses and other current liabilities	1,949,179	2,408,255

Net cash provided by operating activities	106,946,232	77,184,843

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments—net	(36,971,775)	(11,664,302)
Acquisitions of:
Long-term investments	(13,281,844)	(1,050,942)
Property, plant and equipment	(55,650,076)	(24,415,743)
Proceeds from disposal of:
Long-term investments	7,552	458,308
Property, plant and equipment	310,038	158,858
Increase in deferred charges	(1,053,342)	(1,792,664)
Decrease in refundable deposits	148,026	256,066
Decrease in other assets—miscellaneous	—	9,250

Net cash used in investing activities	(106,491,421)	(38,041,169)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	$(12,159,971)	$—
Purchase of treasury stock	(7,059,798)	—
Cash bonus paid to employees	(681,628)	—
Decrease in guarantee deposits	(239,221)	(556,202)
Remuneration to directors and supervisors	(127,805)	(58,485)
Cash dividends paid for preferred stock	(184,493)	(455,000)
Repayment on long-term bonds	—	(4,000,000)
Redemption of preferred stock	—	(13,000,000)

Cash used in financing activities	(20,452,916)	(18,069,687)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,998,105)	21,073,987
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	98,288,002	61,656,795

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$78,289,897	$82,730,782

SUPPLEMENTAL INFORMATION
Interest paid (excluding the amounts capitalized of NT$262,109 thousand and NT$4,020 thousand in 2004 and 2003, respectively, Note 7)	$169,670	$687,283

Income tax paid	$309,552	$2,500

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term bonds payable	$5,000,000	$—

Current portion of other payables to related parties (under payables to related parties)	$1,914,915	$—

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$1,817,542	$1,228,568

Reclassification of short-term investments to long-term investments	$3,402,413	$—

The accompanying notes are an integral part of the financial statements.	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (The Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with Guidelines Governing in Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C. Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of corporate bonds, bond funds, asset-backed securities, agency bonds, government bonds, government bonds acquired under repurchase agreements, commercial papers, notes, listed stocks and money market funds.

English Translation of Financial Statements Originally Issued in Chinese

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value. An allowance for decline in value is provided and is charged to current period earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value. Cash dividends are recorded as investment income when earned.

The cost of the asset-backed securities and the bonds sold is accounted for using the specific identification method, whereas the cost of bond funds and listed stocks sold is accounted for using the weighted-average method.

The market values of asset-backed securities and the bonds are determined using the average of bid and ask prices as of the balance sheet date. The market value of bond funds is determined using the net asset value of the funds at the end of the period, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period.

Allowance for Doubtful Receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable

English Translation of Financial Statements Originally Issued in Chinese

and the collectibility is reasonably assured. An allowance is provided for any sales return and pricing discounts. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. The Company assesses the impact of changing technology on its inventory on-hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less, and the estimated scrap and slow-moving items are recognized in the allowance for losses.

English Translation of Financial Statements Originally Issued in Chinese

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized as components of the “investment income/loss recognized by equity method—net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net book value is amortized using the straight-line method over five years and is recorded as a component of the “investment income/loss recognized by equity method—net” account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged to capital surplus. If investee’s functional currency is a foreign currency, “cumulative translation adjustments” will result from the process of translating the investee’s financial statements into the reporting currency of the Company.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An

English Translation of Financial Statements Originally Issued in Chinese

allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The market value of such investment is determined using the average-closing price of the listed stocks for the last month of the period. The carrying values of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to the interest income.

When investments in publicly-traded stocks are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying value.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market

English Translation of Financial Statements Originally Issued in Chinese

method, the Company also recognizes a corresponding unrealized loss in proportion to its equity interest in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

English Translation of Financial Statements Originally Issued in Chinese

Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings—10 to 20 years; machinery and equipment—5 years; and office equipment—3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss charged to income in the period of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

English Translation of Financial Statements Originally Issued in Chinese

Deferred Charges

Deferred charges consist of technology license fees and software and system design costs and other charges. The amounts are amortized as follows: Technology license fees—the shorter of the estimated life of the technology or the term of the technology transfer contract, software and system design costs—3 or 5 years.

Pension Costs

The Company records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprise are recognized using the current method.

English Translation of Financial Statements Originally Issued in Chinese

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

English Translation of Financial Statements Originally Issued in Chinese

As of January 1, 1998, income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Stock-based Compensation

Compensatory employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost is charged to expense over the employee vesting period as specified in the stock option plans.

Treasury Stock

When the Company purchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock which is a reduction to shareholders’ equity. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock.

Foreign Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

English Translation of Financial Statements Originally Issued in Chinese

The Company enters into foreign currency forward contracts to manage its currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage its exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

Reclassifications

Certain accounts in the financial statements as of and for the nine months ended September 30, 2003 have been

English Translation of Financial Statements Originally Issued in Chinese

reclassified to conform to the financial statements as of and for the nine months ended September 30, 2004.

English Translation of Financial Statements Originally Issued in Chinese

3.	CASH AND CASH EQUIVALENTS

	September 30
	2004	2003
Cash and bank deposits	$66,556,701	$79,403,491
Government bonds acquired under repurchase agreements	11,534,485	3,327,291
Corporate issued notes	112,077	—
Agency notes	86,634	—

	$78,289,897	$82,730,782

4.	SHORT-TERM INVESTMENTS

	September 30
	2004	2003
Corporate bonds	$11,237,187	$—
Bond funds	10,407,891	1,000,000
Corporate issued asset-backed securities	10,398,842	—
Agency bonds	6,170,661	—
Government bonds	5,160,321	7,437,502
Government bonds acquired under repurchase agreements	2,577,163	1,200,000
Commercial papers	101,861	—
Corporate issued notes	67,927	—
Listed stocks	6,528	—
Money market funds	—	2,026,800

	$46,128,381	$11,664,302

Market value	$46,201,834	$11,664,302

The Company entered into investment management agreements with two well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms in these agreements, the securities invested by the fund managers should reach certain level of credit rating. As of September 30, 2004, the Company invested these investment portfolios in an aggregate amount of

English Translation of Financial Statements Originally Issued in Chinese

US$800,000 thousand. The investment portfolios included securities such as corporate bonds, asset-backed securities, agency bonds, government bonds, commercial papers and notes. The securities acquired with maturities less than three months from the date of purchase had been reclassified to cash equivalents.

5.	INVENTORIES—NET

	September 30
	2004	2003
Finished goods	$2,463,121	$2,535,207
Work in process	10,324,213	9,891,487
Raw materials	721,880	373,404
Supplies and spare parts	851,071	712,492

	14,360,285	13,512,590
Allowance for losses	(1,731,820)	(1,699,135)

	$12,628,465	$11,813,455

English Translation of Financial Statements Originally Issued in Chinese

6.	FUNDS AND LONG-TERM INVESTMENTS

	September 30
	2004		2003
		%of		%of
	Carrying	Owner-	Carrying	Owner-
	Value	ship	Value	ship
Equity method:
TSMC International Investment Ltd. (TSMC International)	$24,904,849	100	$21,646,213	100
TSMC (Shanghai) Company Limited (TSMC— Shanghai)	5,947,953	100	—	—
Vanguard International Semiconductor Corporation (VIS)	4,993,394	28	3,968,395	28
TSMC Partners, Ltd. (TSMC Partners)	4,150,226	100	4,089,066	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,469,018	32	2,616,143	32
Emerging Alliance Fund, L.P. (Emerging Alliance)	865,937	99	755,364	99
TSMC North America (TSMC—North America)	473,629	100	286,061	100
Global Unichip Corporation (GUC)	375,466	47	377,758	47
VentureTech Alliance Fund II, L.P. (VTAF II)	327,876	98	—	—
TSMC Japan K. K. (TSMC—Japan)	100,901	100	97,567	100
VisEra Technology Company, Limited (VisEra)	56,212	25	—	—
Chi Cherng Investment Co., Ltd. (Chi Cherng)	51,314	36	43,028	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	50,999	36	41,787	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC—Europe)	24,464	100	10,921	100

	45,792,238		33,932,303

Cost method:
Publicly traded stock
Taiwan Mask Co., Ltd.	—	—	32,129	2
Non-publicly traded stock
United Industrial Gases Co., Ltd.	193,584	10	193,584	11
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7	105,000	7
Hontung Venture Capital Co., Ltd.	83,916	10	83,916	10
W.K. Technology Fund IV	50,000	2	50,000	2
Funds
Horizon Venture Fund I, L.P.	246,485	—	229,669	—
Crimson Asia Capital Ltd., L.P.	38,314	—	42,355	—

English Translation of Financial Statements Originally Issued in Chinese

	September 30
	2004		2003
		%of		%of
	Carrying	Owner-	Carrying	Owner-
	Value	ship	Value	ship
	717,299		736,653

Long-term bonds
Government bonds
2004 Government Bond Series E	3,892,641	—	—	—
2003 Government Bond Series I	3,399,371	—	—	—
2004 Government Bond Series A	1,750,231	—	—	—
2004 Kaohsiung Municipal Bond Series A	620,000	—	—	—

	9,662,243		—

Corporate bonds
China Steel Corporation	1,095,503	—	—	—
Taiwan Power Company	918,650	—	—	—

	2,014,153		—

	$58,185,933		$34,668,956

In August 2003, November 2003 and May 2004, the Company established TSMC—Shanghai and invested in VisEra and VTAF II, respectively.

English Translation of Financial Statements Originally Issued in Chinese

The Company’s investee, VIS, reduced its capital on August 11, 2004 in order to decrease its accumulated deficits and improve the financial structure. The number of shares of VIS held by the Company after the capital reduction decreases from 787,016 thousand shares to 409,532 thousand shares. The ownership percentage remains the same.

For the nine months ended September 30, 2004 and 2003, net investment income and losses recognized by equity method were NT$3,431,747 thousand and NT$343,951 thousand, respectively. The carrying value of investments accounted for under the equity method and the related investment income or losses were determined based on the reviewed financial statements of the investees for the same periods as the Company.

7.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	September 30
	2004	2003
Buildings	$33,972,806	$27,881,029
Machinery and equipment	247,397,596	202,126,641
Office equipment	4,438,074	3,602,265

	$285,808,476	$233,609,935

Information on the status of the expansion or construction plans of the Company’s manufacturing facilities as of September 30, 2004 is as follows:

English Translation of Financial Statements Originally Issued in Chinese

	Estimated	Accumulated
Construction/Expansion Plan	Complete Cost	Expenditures	Expected Date of Commencement
Fab 14 construction	$69,516,200	$62,572,308	Fourth quarter of 2004
Fab 12 expansion	58,744,200	37,529,881	First quarter of 2005

Interest expense for the nine months ended September 30, 2004 and 2003 was NT$1,139,881 thousand and NT$1,327,530 thousand, respectively (before deducting capitalized amounts of NT$262,109 thousand in 2004 and NT$4,020 thousand in 2003, respectively). The interest rate used for purposes of calculating the capitalized amount was 2.80% and 5.283% for the nine months ended September 30, 2004 and 2003, respectively.

8.	DEFERRED CHARGES—NET

	September 30
	2004	2003
Technology license fees	$7,024,803	$5,396,897
Software and system design costs	2,248,598	2,844,212
Others	246,909	174,248

	$9,520,310	$8,415,357

English Translation of Financial Statements Originally Issued in Chinese

9.	BONDS

	September 30
	2004	2003
Domestic unsecured bonds:
Issued in October 1999 and payable in October 2004, 5.95% interest payable annually	5,000,000	5,000,000
Issued in December 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	$35,000,000	$35,000,000

As of September 30, 2004, future principal payments arrangements for the Company’s bonds are as follows:

Year of Repayment	Amount
2004 4th quarter	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000

35,000,000
Less: Current portion	5,000,000

$30,000,000

10.	OTHER LONG-TERM PAYABLE

The Company entered into several license agreements for certain semiconductor-related patents. Future payments under the agreements as of September 30, 2004 are as follows:

English Translation of Financial Statements Originally Issued in Chinese

Year	Amount
2004 4th quarter	$945,986
2005	1,296,356
2006	458,784
2007	475,776
2008 and thereafter	1,087,488

4,264,390
Less: Current portion (under accrued expenses and other current liabilities)	1,817,542

$2,446,848

11.	PENSION PLAN

The Company has a defined benefit pension plan for all regular employees that provides benefits based on length of service and average monthly salaries and wages for the six-month period prior to retirement.

The Company contributes at an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and the amounts in the Fund are deposited in the Committee’s name in the Central Trust of China.

Accrued pension costs based on actuarial calculation for the nine months ended September 30, 2004 and 2003 were NT$547,934 thousand and NT$459,287 thousand, respectively. The balances of the Fund were NT$1,376,527 thousand and NT$1,146,853 thousand as of September 30, 2004 and 2003, respectively.

12.	INCOME TAX

a.	A reconciliation of income tax expense on income

English Translation of Financial Statements Originally Issued in Chinese

before income tax at the statutory rate and current income tax expense before income tax credits is as follows:

	Nine Months Ended
	September 30
	2004	2003
Income tax expense based on “income before income tax” at statutory rate (25%)	$(17,421,239)	$(8,365,053)
Tax-exempt income	10,261,110	3,598,750
Temporary and permanent differences	83,509	334,828

Current income tax expense before income tax credits	$(7,076,620)	$(4,431,475)

b. Income tax benefit (expense) consists of the following:
Current income tax expense before income tax credits	$(7,076,620)	$(4,431,475)
Additional 10% tax on the unappropriated earnings	(821,767)	(1,271,759)
Income tax credits	7,898,387	5,703,234
Other income tax	(427,552)	(2,500)
Net change in deferred income tax assets and liabilities
Investment tax credits	266,173	1,351,106
Temporary differences	755,306	(340,310)
Valuation allowances	(146,901)	(3,212,157)

Income tax benefit (expense)	$447,026	$(2,203,861)

c.	Deferred income tax assets (liabilities) consist of the following:

	September 30
	2004	2003
Current:
Investment tax credits	$2,471,000	$2,117,000

Non-current:
Investment tax credits	$23,445,067	$25,801,759

English Translation of Financial Statements Originally Issued in Chinese

	September 30
	2004	2003
Temporary differences	(2,730,145)	(3,906,151)
Valuation allowances	(12,918,748)	(13,054,298)

	$7,796,174	$8,841,310

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) as of September 30, 2004 and 2003 were zero and NT$14,748 thousand, respectively.

The actual creditable ratio for 2003 and 2002 were 0.03% and 0.08%, respectively.

e.	All retained earnings generated prior to December 31, 1997 had been appropriated.

f.	As of September 30, 2004, investment tax credits consist of the following:

		Total	Remaining
		Creditable	Creditable	Expire
Regulation	Items	Amounts	Amounts	Year
Statute for Upgrading	Purchase of machinery and	$4,448,442	$20,936	2004
Industries	equipment	3,819,936	2,665,518	2005
		4,925,775	4,925,775	2006
		4,140,462	4,140,462	2007
		4,200,106	4,200,106	2008

		$21,534,721	$15,952,797

Statute for Upgrading	Research and development	$2,270,013	$—	2004
Industries	expenditures	3,147,071	3,147,071	2005
		3,342,952	3,342,952	2006
		1,976,913	1,976,913	2007
		1,372,550	1,372,550	2008

English Translation of Financial Statements Originally Issued in Chinese

		Total	Remaining
		Creditable	Creditable	Expire
Regulation	Items	Amounts	Amounts	Year
		$12,109,499	$9,839,486

Statute for Upgrading	Personnel training	$48,659	$2,209	2004
Industries		29,448	29,448	2005
		27,311	27,311	2006
		26,780	26,780	2007

		$132,198	$85,748

Statute for Upgrading Industries	Investments in important technology-based enterprise	$38,036	$38,036	2005

g.	The sales generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8—module B	2002 to 2005
Expansion of Fab 2—modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h.	The tax authorities have examined income tax returns of the Company through 2000. However, the Company is contesting the assessment by the tax authority for 1992 and 1998. The Company believes that any additional assessment will not have a material adverse effect on the Company.

English Translation of Financial Statements Originally Issued in Chinese

13.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	Nine Months Ended September 30, 2004			Nine Months Ended September 30, 2003
		Classified as			Classified as
	Classified as	Operating		Classified as	Operating
	Cost of Sales	Expense	Total	Cost of Sales	Expense	Total
Labor cost
Salary	$6,597,662	$3,148,152	$9,745,814	$5,437,931	$2,273,059	$7,710,990
Labor and health insurance	418,441	230,945	649,386	349,560	174,175	523,735
Pension	353,123	194,811	547,934	306,331	152,956	459,287
Other	283,701	302,580	586,281	160,399	84,203	244,602

	$7,652,927	$3,876,488	$11,529,415	$6,254,221	$2,684,393	$8,938,614

Depreciation	$41,070,901	$1,823,129	$42,894,030	$41,815,245	$1,735,170	$43,550,415

Amortization	$1,904,560	$1,653,849	$3,558,409	$1,074,049	$1,807,137	$2,881,186

14.	SHAREHOLDERS’ EQUITY

The Company has issued 668,351 thousand ADSs which are traded on the NYSE as of September 30, 2004. The number of common shares represented by the ADSs is 3,341,754 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the transaction of treasury stock) is allowed to be appropriated under the restriction of certain percentage as stock dividends based on shareholders’ ownerships.

As of September 30, 2004 and 2003, the capital surplus consisted of the following:

English Translation of Financial Statements Originally Issued in Chinese

	2004	2003
From merger	$24,003,546	$24,132,297
Additional paid-in capital	23,048,918	23,172,550
From long-term investments	116,157	81,746
From convertible bonds	9,360,424	9,410,632
Donation	55	55
Treasury stock	—	50,137

Total	$56,529,100	$56,847,417

The Company’s Articles of Incorporation provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any accumulated deficit:

a.	10% legal reserve; until the amount of total legal reserve equals to the Company’s total paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonuses to employees equals to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

English Translation of Financial Statements Originally Issued in Chinese

d.	Dividends to holders of preferred shares at a 3.5% annual rate are based on the period which the preferred shares have been outstanding. Following the redemption of all its issued and outstanding preferred shares on May 29, 2003, the Company amended its Article of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date; and

e.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed in shares of common stock or a combination of cash and common stock. Distributions of profits are preferably made in the form of stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve shall be made until the reserve equals the aggregate par value of the Company’s issued capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the issued capital stock of the Company.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (for example, unrealized loss on long-term investments and cumulative translation adjustments), shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the R.O.C. Securities and Futures Bureau (SFB). The special reserve is allowed to be appropriated to the extent that the debit balance of

English Translation of Financial Statements Originally Issued in Chinese

such accounts is reversed.

The appropriations of earnings for 2003 and 2002 were approved in the shareholders’ meeting on May 11, 2004 and June 3, 2003, respectively. The appropriations and dividend per share are as follows:

			Dividend Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2003	Year 2002	Year 2003	Year 2002
Legal reserve	$4,725,870	$2,161,029
Special reserve	(68,945)	68,945
Bonus paid to employees—in cash	681,628	—
Bonus paid to employees-in stock	2,726,514	1,539,013
Preferred stock dividend—in cash	184,493	455,000	$0.35	$0.35
Common stock dividend—in cash	12,159,971	—	0.60	—
Common stock dividend-in stock	28,373,267	14,898,309	1.41	0.80
Remuneration to directors and supervisors—in cash	127,805	58,485

	$48,910,603	$19,180,781

The amount of above appropriation of earnings for 2003 and 2002 is consistent with the resolution of the meetings of board of directors on February 17, 2004 and March 4, 2003, respectively. However, the Company Law of R.O.C. states that treasury stock shall not participate in the appropriation of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolution. If the above employee bonus and remuneration to directors and supervisors have been paid in cash and charged against income for 2003 and 2002, the basic earnings per share for the years ended December 31, 2003 and 2002 would decrease from NT$2.33 to NT$2.15 and NT$1.14 to NT$1.05, respectively. The shares distributed as a bonus

English Translation of Financial Statements Originally Issued in Chinese

to employees represented 1.35% and 0.83% of the Company’s total outstanding common shares as of December 31, 2003 and 2002, respectively.

English Translation of Financial Statements Originally Issued in Chinese

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated as of January 1, 1998. An imputation credit account is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

Preferred Shareholders

The Company issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under the Company’s Articles of Incorporation, as amended on June 3, 2003, the Company is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and related terms and conditions prior to redemption:

Preferred shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the

English Translation of Financial Statements Originally Issued in Chinese

issue value of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

15.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans the 2003 Plan and the 2002 Plan, were approved on October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under the 2003 Plan and the 2002 Plan is 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of the Company, TSMC—North America, and WaferTech, LLC, (WaferTech, an indirectly owned subsidiary of the Company). The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of both plans, stock option rights are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 58,271 thousand option rights that were never granted, or had been granted and subsequently cancelled. These un-granted or cancelled option rights were expired as of September 30, 2004.

English Translation of Financial Statements Originally Issued in Chinese

Information of outstanding stock options for the nine months ended September 30, 2004 and 2003 under the 2003 Plan and the 2002 Plan is as follows:

	2003 Plan		2002 Plan
	Number of	Weighted-	Number of	Weighted-
	Outstanding	Average	Outstanding	Average
	Stock Option	Exercise	Stock Option	Exercise
	Rights	Price	Rights	Prices
	(in Thousands)	(NT$)	(in Thousands)	(NT$)
Nine months ended September 30, 2004
Beginning balance	842	57.8	48,515	42.7
Options granted	13,199	49.9	7,200	42.6
Options cancelled	(1,090)	51.1	(3,165)	44.1

Ending balance	12,951		52,550

Nine months ended September 30, 2003
Beginning balance			19,369	48.6
Options granted			32,031	50.3
Options cancelled			(1,778)	48.0

Ending balance			49,622

The number of outstanding option rights and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of September 30, 2004, information on outstanding option rights is as follows:

	Option Outstanding			Option Exercisable
			Weighted-
		Number of	Average	Weighted-	Number of	Weighted-
	Range of	Outstanding	Remaining	Average	Exercisable	Average
	Exercise	Options (in	Contractual	Exercise	Option (in	Exercise
	Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
2003 plan	(43.8-57.8)	12,951	9.59	50.3	—	—
2002 plan	(32.8-46.2)	52,550	8.34	42.6	9,811	41.8

Total	(32.8-57.8)	65,501	8.59	44.1	9,811	41.8

English Translation of Financial Statements Originally Issued in Chinese

The compensation cost recognized for the nine months ended September 30, 2004 was zero. If the Company uses fair-value based method to evaluate the options granted, the method, assumptions and pro forma results of the Company for the nine months ended September 30, 2004 would be as follows:

Black—
Scholes Model
Method
Assumptions:
Expected dividend yield	1.00%
Expected volatility	43.19%-43.25%
Risk free interest rate	3.07%-3.85%
Expected life	5 years
Net income:
Net income as reported	$70,131,981
Pro forma net income	70,092,754

NT$
Earnings per share (EPS):
Basic EPS as reported	3.01
Pro forma basic EPS	3.01
Diluted EPS as reported	3.01
Pro forma diluted EPS	3.01

The estimated weighted average fair value for the options granted under the 2003 Plan during the nine-month period ended September 30, 2004 was NT$19.73 per option.

16.	TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

	Beginning	Increase/		Ending
Purpose	Shares	Dividend	Decrease	Shares
Nine months ended September 30, 2004
Reclassification of parent company stock held by subsidiaries from long-term investment	40,597	5,676	303	45,970
Maintaining the shareholders’ equity	—	124,720	124,720	—

	40,597	130,396	125,023	45,970

Nine months ended September 30, 2003
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,574	40,784

Proceeds from the sales of treasury stock for the nine months ended September 30, 2004 and 2003 were NT$18,218 thousand and NT$318,850 thousand, respectively. As of September 30, 2004 and 2003, the book value of the treasury stock was NT$1,616,669 thousand and NT$1,643,404 thousand, respectively; the market value was NT$2,056,707 thousand and NT$2,776,198 thousand, respectively. Capital stock held by subsidiaries as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

English Translation of Financial Statements Originally Issued in Chinese

In order to maintain the shareholders’ equity, the Company held a special meeting of the Board of Directors and approved a share buyback plan to repurchase the Company’s common shares listed on the TSE from its shareholders during the period from March 24, 2004 to May 23, 2004. The Company has repurchased 124,720 thousand common shares for a total of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

17.	EARNINGS PER SHARE

EPS is computed as follows:

				EPS (NT$)
	Amounts (Numerator)
			Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(Thousand)	Tax	Tax
Nine months ended September 30, 2004
Basic EPS
Income available to common shareholders	$69,684,955	$70,131,981	23,262,992	$3.00	$3.01

Effect of diluted securities—stock option	—	—	7,032

Diluted EPS
Income available to common shareholders (including effect of diluted securities)	$69,684,955	$70,131,981	23,270,024	$2.99	$3.01

Nine months ended September 30, 2003
Net income	$33,460,210	$31,256,349
Less—preferred stock dividends	(184,493)	(184,493)

Basic EPS
Income available to common shareholders	$33,275,717	$31,071,856	23,326,379	$1.43	$1.33

Effect of diluted securities—stock options	—	—	4,913

Diluted EPS
Income available to common shareholders (including effect of diluted securities)	$33,275,717	$31,071,856	23,331,292	$1.43	$1.33

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI), the Chairman of the Company is one of its directors

b.	Philips, a major shareholder of the Company

c.	Subsidiaries

TSMC—North America TSMC—Europe TSMC—Japan TSMC—Shanghai

d.	Investees

VIS GUC SSMC VisEra

English Translation of Financial Statements Originally Issued in Chinese

e.	Indirect subsidiaries

WaferTech TSMC Technology Inc. (TSMC Technology)

The significant transactions with the aforementioned parties in addition to those disclosed in other notes are summarized as follows:

	Nine Months Ended September 30
	2004		2003
	Amount	%	Amount	%
For the period
Sales
TSMC—North America	$107,409,697	55	$84,777,377	58
Philips and its affiliates	3,980,051	2	2,370,142	2
Others	325,335	—	496,652	—

	$111,715,083	57	$87,644,171	60

Purchases
WaferTech	$11,576,543	34	$7,815,373	35
VIS	6,912,218	21	3,454,704	16
SSMC	4,604,370	14	3,805,999	17

	$23,093,131	69	$15,076,076	68

Manufacturing expenses—technical assistance fee (see Note 20a)
Philips	$1,022,446	1	$2,250,285	3

Marketing expenses—commission
TSMC—Japan	$193,748	18	$158,717	17
TSMC—Europe	157,833	15	111,780	12

	$351,581	33	$270,497	29

Sale of property, plant, and equipment
TSMC—Shanghai	$2,806,462	90	$—	—
VIS	32,960	1	8,098	5

	$2,839,422	91	$8,098	5

Non-operating income and gain
SSMC (technical service income mainly, see Note 20e)	$293,727	5	$119,041	8
VIS (technical service income mainly, see Note 20n)	111,983	2	271	—
VisEra	22,876	1	—	—
WaferTech	2,901	—	1,528	—

	$431,487	8	$120,840	8

English Translation of Financial Statements Originally Issued in Chinese

	Nine Months Ended September 30
	2004		2003
	Amount	%	Amount	%
At end of the period
Receivables
TSMC—North America	$19,481,557	98	$14,337,121	94
Philips and its affiliates	432,040	2	752,568	5
Others	61,210	—	96,684	1

	$19,974,807	100	$15,186,373	100

Other receivables
TSMC—Shanghai	$2,807,784	94	$—	—
VIS (technical service income mainly, see Note 20n)	101,707	3	95,092	88
TSMC Technology	3,039	—	12,103	11
Others	91,583	3	1,497	1

	$3,004,113	100	$108,692	100

Payables
Philips and its affiliates	$1,923,537	34	$1,481,653	39
VIS	1,916,758	34	796,865	21
WaferTech	1,104,866	20	964,659	26
SSMC	637,115	11	501,281	14
Others	56,747	1	45,941	—

	$5,639,023	100	$3,790,399	100

Other payables to related parties (excluding current portion which is under payables to related parties. See Note 20a)
Philips and its affiliates	$2,468,088	100	$—	—

Deferred credits—gain on intercompany TSMC—Shanghai	$598,350	100	$—	—

Refundable deposits—VIS	$—	—	$260,992	91

The terms of sales to related parties are not significantly different from those to third parties. For other related parties transactions, since no other similar transactions to follow, the prices are determined in accordance with the related contractual agreements.

19.	SIGNIFICANT LONG-TERM OPERATING LEASES

The Company leases land from the Science-Based Industrial Park Administration. These agreements expire on various dates from March 2008 to December 2020. The agreements can be renewed upon their expiration.

English Translation of Financial Statements Originally Issued in Chinese

As of September 30, 2004, future remaining lease payments are as follows:

Year	Amount
2004 4th quarter	$58,837
2005	235,348
2006	235,348
2007	235,348
2008	210,687
2009 and thereafter	1,617,858

$2,593,426

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies as of September 30, 2004 are as follows:

a.	On June 20, 2004, the Company and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on fixed amounts mutually agreed-on, rather than under certain percentage of the Company’s annual net sales. The Company and Philips also agree to cross license the patents owned by each party.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2004, the Company had a total of US$15,314 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of September 30, 2004, the Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

f.	The Company provided guarantees on loans amounting to US$60,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc. (TSMC Development), TSMC—North America and WaferTech, respectively.

English Translation of Financial Statements Originally Issued in Chinese

g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

i.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

j.	In December 2003, the Company entered into a Technology Development and License Agreement with Motorola, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Motorola, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalty to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

k.	In December 2003, the Company filed a lawsuit in the US District Court for the Northern District of California against Semiconductor Manufacturing International Corporation and certain of its subsidiaries (SMIC) for patent infringement seeking injunctive relief and monetary damages. The probable outcome in the above forum cannot be reasonably estimated.

l.	In May 2004, the Company filed a separate suit against SMIC in Alameda County of California for trade secret misappropriation seeking injunctive relief and monetary damages. The probable outcome in the above forum cannot be reasonably estimated.

m.	In August 2004, the Company and certain of its subsidiaries filed a Complaint with the United States International Trade Commission (ITC) against SMIC for infringing the Company’s U.S. patents, and misappropriation the Company’s trade secrets. The Company requested the ITC to institute an immediate investigation and issue a permanent exclusion order from entry into the United States all unlicensed semiconductor devices and products containing the same fabricated by SMIC that infringing the Company’s patents or were fabricated using TSMC’s trade secrets. The Company subsequently filed a patent infringement lawsuit in the U.S. District Court of Northern California on the patents alleged in the ITC action, and sought injunctive relief as well as treble damages and associated costs for SMIC’s willful infringement of the asserted patents. The probable outcome in the above forum cannot be reasonably estimated.

n.	The Company provides technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. The Company receives compensation for such technology transfer in the forum royalty payments from VIS computed at a specific percentage of net selling price of certain products sold by VIS.

English Translation of Financial Statements Originally Issued in Chinese

o.	Amounts available under unused letters of credit as of September 30, 2004 were NT$6,480 thousand, US$15 thousand and SG$85 thousand.

21.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 7 attached;

i.	Names, locations, and related information of investee on which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions for the nine-month period ended September 30, 2004 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of September 30, 2004 are as follows:

Financial		Contract Amount (Nominal)
Instruments	Maturity Period	(in Thousand)
Sell	October 2004	US$	33,723	(US$/EUR)
Sell	October 2004 to April 2005	US$	2,351,000	(US$/NT$)
Sell	November 2004	EUR	58,500	(EUR/US$)

As of September 30, 2004, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate approximately NT$27,881 thousand, and payables from forward exchange contracts (included in the “other current liabilities” account) aggregate approximately NT$887,272 thousand. Net exchange loss for the nine months ended September 30, 2004 was NT$190,846 thousand.

English Translation of Financial Statements Originally Issued in Chinese

b)	Interest rate swaps

The Company entered into interest rate swap contracts to manage related interest rates on its long-term loans. Net interest income on these transactions for the nine months ended September 30, 2004 was NT$6,966 thousand.

Outstanding contracts as of September 30, 2004 are as follows:

		Contract Amount
Contract Date	Period	(Nominal)
September 19, 2003	September 22, 2003 to December 15, 2005	$500,000
October 16, 2003	October 20, 2003 to December 15, 2005	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	500,000
October 17, 2003	October 21, 2003 to December 15, 2005	500,000
October 17, 2003	October 20, 2003 to December 15, 2005	500,000
November 7, 2003	November 11, 2003 to December 15, 2005	500,000

c)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of September 30, 2004, the Company’s future cash demand for outstanding forward exchange contracts are as follows:

	Inflow		Outflow
Term	(In Thousand)		(In Thousand)
Within one year	NT$	79,033,789	US$	2,384,723
	US$	72,065	EUR	58,500
	EUR	27,500

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company’s cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and interest swap contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

English Translation of Financial Statements Originally Issued in Chinese

2)	The fair value of financial instruments were as follows:

	September 30, 2004		September 30, 2003
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Non-derivative financial instruments
Assets
Short-term investments	$46,128,381	$46,201,834	$11,664,302	$11,664,302
Long-term investments	58,185,933	62,904,359	34,668,956	39,200,246
Liabilities
Bonds payable (includes current portion)	35,000,000	35,655,089	35,000,000	35,641,304
Derivative financial instruments
Forward exchange contracts (buy)	—	—	45,189	52,376
Forward exchange contracts (sell)	(787,029)	(349,631)	334,407	540,975
Interest rate swaps	4,361	1,391	—	(5,812)

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of aforementioned instruments reported in the balance sheet are approximate to their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits and other long-term payables. The future cash inflow and outflow of the deposits approximate to their fair values. The fair value of other long-term payables is determined using the expected discounted cash flows, which approximate to the carrying value.

Fair values of financial instruments were determined as follows:

a)	Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

b)	The fair value of bonds payable is the quoted market value.

c)	Fair value of derivative financial instruments is the estimated net receivable (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments are not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

k.	Information on investment in mainland China

1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 18.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

FINANCING PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

																Financing
				Maximum												Company’s
				Balance for											Financing	Financing
			Financial	the Period		Ending Balance			Type of		Reasons for		Collateral		Limit for	Amount Limits
			Statement	(US$ in		(US$ in		Interest	Financing	Transaction	Short-term	Allowance for			Each Borrowing	(US$ in
No.	Financing Name	Counter-party	Account	Thousand)		Thousand)		Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	Thousand)
1	TSMC International	TSMC Development	Other receivables		$2,039,040		$2,039,040	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$33,575,113
				US$	(60,000)	US$	(60,000)									US$	(987,968)
																(Note 2)
		TSMC Technology	Other receivables		339,840		—	—	—	—	—	—	—	—
				US$	(10,000)
2	TSMC Partners	TSMC Development	Other receivables		2,718,720		2,718,720	1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				US$	(80,000)	US$	(80,000)

Note 1:	The No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

										Ratio of
										Accumulated	Maximum
		Counter-party			Maximum					Amount of	Collateral/
				Limits on Each	Balance for		Ending		Value of	Collateral to	Guarantee
			Nature of	Counter-party's	the Period		Balance		Collateral	Net Equity	Amounts
	Endorsement/		Relationship	Endorsement/	(US$ in		(US$ in		Property, Plant	of the Latest	Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	Thousand)		Thousand)		and Equipment	Financial Statement	(Note 1)
0	The Company	TSMC Development	3	Not exceed 10% of the net
				worth of the Company,
				and also limiting to the
				total capital issued of the
				endorsement/guarantee
				company, unless otherwise
				approved by Board of		$2,039,040		$2,039,040
				Directors.	US$	(60,000)	US$	(60,000)	$—	0.54%	$94,815,698
		TSMC—North America	2			1,359,360		1,359,360
					US$	(40,000)	US$	(40,000)	—	0.36%
		WaferTech	3			14,952,960		14,952,960
					US$	(440,000)	US$	(440,000)	—	3.94%

Note 1:	25% of the net worth of the Company as of September 30, 2004.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest..

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

				September 30, 2004
								Market Value
					Carrying			or Net Asset
		Relationship	Financial		Value			Value
		with the	Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
The Company	Government bonds
	2003 Government Bond Series A	—	Short-term investment	—		$1,207,409	N/A		$1,201,300
	2002 Government Bond Series J	—	Short-term investment	—		2,023,206	N/A		2,002,100
	United States Treas NTS	—	Short-term investment	—	US$	56,783	N/A	US$	56,744
	2003 Government Bond Series I	—	Long-term investment	—		3,399,371	N/A		3,392,501
	2004 Government Bond Series A	—	Long-term investment	—		1,750,231	N/A		1,748,432
	2004 Government Bond Series E	—	Long-term investment	—		3,892,641	N/A		3,889,287
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		620,000
	Bonds under repurchase agreement	—	Short-term investment	—		2,577,163	N/A		2,594,896
	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	85,441		1,252,019	N/A		1,265,366
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,954,409	N/A		1,972,094
	JF Taiwan First Bond Fund	—	Short-term investment	84,886		1,151,463	N/A		1,158,727
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	93,975		1,350,000	N/A		1,357,721
	Dresdner Bond DAM Fund	—	Short-term investment	80,833		900,000	N/A		906,183
	Barits Bond Fund	—	Short-term investment	76,640		900,000	N/A		904,539
	Shinkong Chi Shin Bond Fund	—	Short-term investment	151,594		2,100,000	N/A		2,108,050
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		200,476
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		600,407
	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		27,570
	TSMC—North America	Subsidiary	Long-term investment	11,000		473,629	100		1,172,222	Treasury stock of NT$698,593 thousand is deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—		24,464	100		24,464
	TSMC—Japan	Subsidiary	Long-term investment	6		100,901	100		100,901
	VIS	Investee	Long-term investment	409,532		4,993,394	28		7,964,599
	TSMC International	Subsidiary	Long-term investment	987,968		24,904,849	100		24,904,849
	TSMC Partners	Subsidiary	Long-term investment	300		4,150,226	100		4,150,226
	SSMC	Investee	Long-term investment	382		3,469,018	32		3,469,018
	GUC	Investee	Long-term investment	39,040		375,466	47		404,333
	VisEra	Investee	Long-term investment	5,100		56,212	25		56,212
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		272,001
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		161,712

(Continued)

				September 30, 2004
								Market Value
								or Net Asset
		Relationship	Financial		Carrying Value			Value
		with the	Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	W.K. Technology Fund IV	—	Long-term investment	5,000		$50,000	2		$56,507
	Hontung Ventures Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		57,819
	Certificate
	Chi Cherng	Investee	Long-term investment	—		51,314	36		509,878	Treasury stock of NT$458,564 thousand is deducted from the carrying value.
	Hsin Ruey	Investee	Long-term investment	—		50,999	36		510,511	Treasury stock of NT$459,512 thousand is deducted from the carrying value.
	Corporate bonds
	Taiwan Power Company	—	Short-term investment	—		2,777,798	N/A		2,743,519
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,744
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,604
	Allstate Finl Global Fdg LLC	—	Short-term investment	—	US$	3,171	N/A	US$	3,134
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,536
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,123
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,702	N/A	US$	3,694
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,795
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,812
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,979
	Bank New York Inc.	—	Short-term investment	—	US$	3,945	N/A	US$	3,957
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,509
	Bear Stearns Cos Inc. Medium Te	—	Short-term investment	—	US$	3,105	N/A	US$	3,096
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,506
	Bristol Myers Squibb Co.	—	Short-term investment	—	US$	3,819	N/A	US$	3,827
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,103
	Citigroup Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	1,992
	Citigroup Inc.	—	Short-term investment	—	US$	3,583	N/A	US$	3,545
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,637
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,647
	Consolidated Edison Co. NY Inc.	—	Short-term investment	—	US$	3,687	N/A	US$	3,666
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	3,662	N/A	US$	3,640
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	2,645	N/A	US$	2,629
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	3,062
	Diageo PLC	—	Short-term investment	—	US$	3,459	N/A	US$	3,506
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,488
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,995
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,507	N/A	US$	3,510
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,400
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,637	N/A	US$	1,622
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,100	N/A	US$	1,090
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,623
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,347
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,266
	Household Fin Corp.	—	Short-term investment	—	US$	3,712	N/A	US$	3,671
	Household Fin Corp. Mtn Bk Ent	—	Short-term investment	—	US$	3,542	N/A	US$	3,530

(Continued)

				September 30, 2004
								Market Value
								or Net Asset
		Relationship	Financial		Carrying Value			Value
		with the	Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	2,998
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,981
	ING Sec Life Ins Ingslf	—	Short-term investment	—	US$	3,012	N/A	US$	3,008
	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,167
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,638	N/A	US$	3,605
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,128	N/A	US$	3,149
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	2,998	N/A	US$	2,980
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,497
	KFW Intl Fin Inc.	—	Short-term investment	—	US$	5,104	N/A	US$	5,059
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,417	N/A	US$	3,381
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,679
	Lilly Eli + Co.	—	Short-term investment	—	US$	3,750	N/A	US$	3,743
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,935
	Monumental Global FDG II	—	Short-term investment	—	US$	2,500	N/A	US$	2,498
	Monumental Global FDG II	—	Short-term investment	—	US$	1,534	N/A	US$	1,530
	Monumental Global FDG II 2002A	—	Short-term investment	—	US$	2,084	N/A	US$	2,092
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	2,652	N/A	US$	2,652
	Nationsbank Corp.	—	Short-term investment	—	US$	3,644	N/A	US$	3,586
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,498
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	3,413	N/A	US$	3,451
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,867
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,955
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,507	N/A	US$	3,506
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,050	N/A	US$	3,050
	Principal Life Global Fdg I Gl	—	Short-term investment	—	US$	3,168	N/A	US$	3,141
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,995
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,644
	Salomon Smith Barney Hldgs Inc.	—	Short-term investment	—	US$	3,160	N/A	US$	3,133
	SBC Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,658
	Shell Finance (UK) PLC	—	Short-term investment	—	US$	3,604	N/A	US$	3,586
	SLM Corp.	—	Short-term investment	—	US$	500	N/A	US$	505
	SLM Corp. Medium Term NTS	—	Short-term investment	—	US$	2,950	N/A	US$	3,013
	TIAA Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	520
	Tribune Co. Med Trm NTS	—	Short-term investment	—	US$	2,943	N/A	US$	3,001
	Union Planters	—	Short-term investment	—	US$	2,104	N/A	US$	2,084
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,133
	US Bk Natl Assn Cincinnati OH	—	Short-term investment	—	US$	2,669	N/A	US$	2,701
	Viacom Inc.	—	Short-term investment	—	US$	3,177	N/A	US$	3,140
	Viacom Inc.	—	Short-term investment	—	US$	3,172	N/A	US$	3,164
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,884
	Vodafone Group PLC New	—	Short-term investment	—	US$	2,559	N/A	US$	2,585
	Wachovia Corp.	—	Short-term investment	—	US$	3,720	N/A	US$	3,655
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,642
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	3,725	N/A	US$	3,689
	Washington Mut Inc.	—	Short-term investment	—	US$	3,692	N/A	US$	3,682
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,227
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,675

(Continued)

				September 30, 2004
								Market Value
								or Net Asset
		Relationship	Financial		Carrying Value			Value
		with the	Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	China Steel Corporation	—	Long-term investment	—		$1,095,503	N/A		$1,094,593
	Taiwan Power Company	—	Long-term investment	—		918,650	N/A		917,729
	Agency bonds			—
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,480
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,574
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,036
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,992
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,961	N/A	US$	7,985
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,936	N/A	US$	4,987
	Federal Home Ln Bks	—	Short-term investment	—	US$	5,264	N/A	US$	5,281
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,948	N/A	US$	4,958
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,482
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,018	N/A	US$	7,090
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,997	N/A	US$	5,009
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,441
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,953	N/A	US$	4,986
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	10,002
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	999	N/A	US$	998
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,955
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,997
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,955
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,988
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,940	N/A	US$	6,987
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,867	N/A	US$	4,933
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,962
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,984
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,997	N/A	US$	7,019
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,498	N/A	US$	1,500
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	7,001
	Freddie Mac	—	Short-term investment	—	US$	4,929	N/A	US$	4,988
	Fed Hm Ln Pc Pool	—	Short-term investment	—	US$	2,739	N/A	US$	2,737
	Fed Hm Ln Pc Pool	—	Short-term investment	—	US$	2,445	N/A	US$	2,443
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	6,124
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,618	N/A	US$	4,660
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,558	N/A	US$	3,571
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,060	N/A	US$	4,067
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,028	N/A	US$	4,989
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,736	N/A	US$	2,732
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,379	N/A	US$	5,369
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	4,462	N/A	US$	4,429
	Fnma Pool	—	Short-term investment	—	US$	1,033	N/A	US$	1,031
	Fnma Pool	—	Short-term investment	—	US$	2,114	N/A	US$	2,109
	Fnma Pool	—	Short-term investment	—	US$	1,005	N/A	US$	1,004
	Fnma Pool	—	Short-term investment	—	US$	1,034	N/A	US$	1,031
	Government Natl Mtg Assn	—	Short-term investment	—	US$	2,661	N/A	US$	2,619

(Continued)

				September 30, 2004
		Relationship with the	Financial Statement	Shares/Units	Carrying Value (US$ in		Percentage of	Market Value or Net Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Corporate issued asset—backed securities
	Aesop Fed II LLC	—	Short-term investment	—	US$	4,955	N/A	US$	4,992
	Aesop Fed II LLC	—	Short-term investment	—	US$	2,295	N/A	US$	2,284
	Americredit Automobile Receiv	—	Short-term investment	—	US$	2,002	N/A	US$	1,999
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,055
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,984
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,945
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	995	N/A	US$	1,000
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	4,018
	Bank Of Amer Lease Equip Tr	—	Short-term investment	—	US$	4,023	N/A	US$	4,048
	BMW Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,977
	California Infr + Economic Dev	—	Short-term investment	—	US$	4,298	N/A	US$	4,290
	California Infras + Economic	—	Short-term investment	—	US$	7,129	N/A	US$	7,117
	California Infrastructure Dev	—	Short-term investment	—	US$	5,915	N/A	US$	5,905
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	1,233	N/A	US$	1,232
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	1,562	N/A	US$	1,561
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	3,003
	Capital One Master Tr	—	Short-term investment	—	US$	3,093	N/A	US$	3,092
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,995
	Capital One Secd Nt Tr	—	Short-term investment	—	US$	5,032	N/A	US$	5,003
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	10,008	N/A	US$	9,986
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,507
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	5,026
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	4,959	N/A	US$	4,984
	Citicorp Mtg Secs	—	Short-term investment	—	US$	2,557	N/A	US$	2,571
	Cnh Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,973
	Comm	—	Short-term investment	—	US$	4,600	N/A	US$	4,599
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	4,768	N/A	US$	4,761
	Cwmbs Inc.	—	Short-term investment	—	US$	2,635	N/A	US$	2,625
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	5,001
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,982	N/A	US$	4,987
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,897	N/A	US$	4,926
	Detroit Edison Securitization	—	Short-term investment	—	US$	674	N/A	US$	676
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	3,016
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	3,860	N/A	US$	3,869
	First USA Credit Cr Master Tr	—	Short-term investment	—	US$	5,011	N/A	US$	5,009
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,998
	GE Cap Cr Card Master Nt Tr	—	Short-term investment	—	US$	4,000	N/A	US$	4,001
	Granite Mtgs PLC	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	GS Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,980
	GS Mtg Secs Corp.	—	Short-term investment	—	US$	3,509	N/A	US$	3,510
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	3,901	N/A	US$	3,897
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,964
	Holmes Fing No 8 PLC	—	Short-term investment	—	US$	5,001	N/A	US$	5,062
	Honda Auto Receivables	—	Short-term investment	—	US$	5,000	N/A	US$	5,022
	Household Automotive Tr	—	Short-term investment	—	US$	817	N/A	US$	816

(Continued)

				September 30, 2004
								Market Value
		Relationship	Financial		Carrying Value			or Net Asset Value
		with the	Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3480
	Impac Secd Assets Corp.	—	Short-term investment	—	US$	3,966	N/A	US$	3,962
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,518
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,000
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,212
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,941
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,987
	Nissan Auto Receivables Own Tr	—	Short-term investment	—	US$	4,999	N/A	US$	5,027
	Nissan Auto Receivables Owner	—	Short-term investment	—	US$	4,853	N/A	US$	4,899
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	1,589	N/A	US$	1,589
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,966
	Permanent Fing No 1 PLC	—	Short-term investment	—	US$	5,102	N/A	US$	5,102
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,199
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,165
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,000	N/A	US$	3,000
	Toyota Auto Receivables 2003B	—	Short-term investment	—	US$	4,970	N/A	US$	4,964
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	5,042	N/A	US$	5,025
	TXU Elec Delivery Transition	—	Short-term investment	—	US$	8,009	N/A	US$	8,066
	USAA Auto Owner Tr	—	Short-term investment	—	US$	4,000	N/A	US$	4,011
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	6,000	N/A	US$	6,008
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	5,027
	WFS Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	5,019
	WFS Finl 2002 4 Owner Tr	—	Short-term investment	—	US$	2,958	N/A	US$	2,959
	WFS Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	5,013
	Whole Auto Ln Tr	—	Short-term investment	—	US$	5,967	N/A	US$	5,975
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,946
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,000	N/A	US$	5,009
	Commercial papers
	Canadian Imperial	—	Short-term investment	—	US$	2,997	N/A	US$	2,997
	Corporate issued notes
	Canadian Imperial Bk	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	Equity
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		38,314	N/A		38,314
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485
TSMC—North America	Stock
	TSMC	Parent company	Short-term investment	14,600		698,593	—		653,211
Chi Cherng	Stock
	TSMC	Parent company	Short-term investment	15,670		458,564	—		701,091
	Certificate
	Hsin Ruey	Major shareholder	Long-term investment	—		918,599	64		918,599

(Continued)

				September 30, 2004
		Relationship with the	Financial Statement	Shares/Units	Carrying Value (US$ in		Percentage of	Market Value or Net Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
Hsin Ruey	Stock
	TSMC	Parent company	Short-term investment	15,700		$459,512	—		$702,405
	Certificate
	Chi Cherng	Major shareholder	Long-term investment	—		917,803	64		917,803
TSMC International	Stock
	InveStar	Subsidiary	Long-term investment	24,320	US$	28,432	97	US$	28,432
	InveStar II	Subsidiary	Long-term investment	51,300	US$	35,454	97	US$	35,454
	TSMC Development	Subsidiary	Long-term investment	1	US$	597,064	100	US$	597,064
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,936	100	US$	5,936
	3DFX Interactive Inc.	—	Long-term investment	68		—	—	—
	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300
TSMC Development	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	459,344	99	US$	459,344
InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	1,090	US$	107	2	US$	2,253
	Advanced Power Electronics Corp.	—	Short-term investment	843	US$	439	1	US$	615
	Broadtek Electronics Corp.	—	Short-term investment	869	US$	275	—	US$	244
	SiRF Technology Holdings, Inc.	—	Short-term investment	306	US$	1,333	1	US$	3,843
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	44	—	US$	41
	Programmable Microelectronics (Taiwan), Corp.	—	Long-term investment	575	US$	203	1	US$	203
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,293	9	US$	5,293
	RichTek Technology Corp.	—	Long-term investment	1,053	US$	99	2	US$	2,176
	Signia Technologies, Inc.	—	Long-term investment	701	US$	206	3	US$	206
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	90	1	US$	90
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	530	2	US$	819
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	156	4	US$	156
	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	5	US$	125
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	11	US$	2,000
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741
	Match Lab, Inc.	—	Long-term investment	1,875	US$	150	3	US$	150
	Oridus, Inc. (CreOsys, Inc.)	—	Long-term investment	1,500	US$	150	8	US$	150
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
	Tropian, Inc.	—	Long-term investment	1,758	US$	471	3	US$	471

(Continued)

				September 30, 2004
		Relationship with the	Financial Statement	Shares/Units	Carrying Value (US$ in		Percentage of	Market Value or Net Asset Value (US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	503	US$	287	1	US$	1,039
	SiRF Technology Holdings, Inc.	—	Short-term investment	20	US$	131	—	US$	253
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Signia Technologies (Taiwan), Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	RichTek Technology Corp.	—	Long-term investment	494	US$	282	1	US$	1,021
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	GeoVision, Inc.	—	Long-term investment	471	US$	127	1	US$	127
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	979	14	US$	979
	EON Technology, Corp.	—	Long-term investment	3,276	US$	1,179	8	US$	1,179
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	8	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	4	US$	791
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	204	5	US$	204
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	3	US$	122
	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	OEpic, Inc.	—	Long-term investment	4,997	US$	542	8	US$	542
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	120	9	US$	120
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Tropian, Inc.	—	Long-term investment	1,464	US$	393	2	US$	393
	Match Lab, Inc.	—	Long-term investment	313	US$	25	1	US$	25
	Kilopass Technology, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	Alchip Technologies, Ltd.	—	Long-term investment	2,579	US$	2,950	18	US$	2,950
Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		100,000	6		100,000
	RichWave Technology Corp.	—	Long-term investment	2,600	US$	867	13	US$	867
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	1,388
	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	601	US$	450	1	US$	450
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125

(Continued)

				September 30, 2004
								Market Value
		Relationship	Financial		Carrying Value			or Net Asset Value
		with the	Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	670	4	US$	670
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Iridigm Display, Co.	—	Long-term investment	254	US$	500	1	US$	500
	Miriadia, Inc. (Formerly XHP Microsystems, Inc.)	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000
VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	258	US$	250	3	US$	250
	Iridigm Display, Co.	—	Long-term investment	163	US$	325	—	US$	325
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	Long-term investment	686	US$	700	5	US$	700
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182
GUC	Bond funds
	Grand Cathay	—	Short-term investment	2,814		35,275	N/A		35,401
	TIIM	—	Short-term investment	1,065		14,581	N/A		14,641
	Polaris De Li	—	Short-term investment	1,550		22,652	N/A		22,713
	EnTrust Kirin	—	Short-term investment	2,106		22,516	N/A		22,607
	E. Sun New Era	—	Short-term investment	1,920		20,144	N/A		20,231
	Jih Sun	—	Short-term investment	1,525		20,116	N/A		20,196
	EnTrust Phoenix	—	Short-term investment	1,399		20,382	N/A		20,462
	Mega Diamond	—	Short-term investment	1,281		14,220	N/A		14,276
	Taiwan Security Argent	—	Short-term investment	8		37,079	N/A		38,610
	President Home Run	—	Short-term investment	247		3,364	N/A		3,363
	Stock funds
	TIIM DaLi	—	Short-term investment	296		5,000	N/A		4,530
	Stock
	Global Unichip Corporation—North America	Subsidiary	Long-term investment	100		3,531	100		3,531

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST
NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance			Acquisition
	Marketable				Shares/	Amount		Shares/	Amount
	Securities Type	Financial		Nature of	Units	(US$ in		Units	US$ (in
Company Name	and Name	Statement Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)
The Company	Money market funds
	BOA Fund	Short-term investment	BOA	—	40,000	$ US$	1,359,120 (40,000)	—		$—
	GS Fund	Short-term investment	Goldman Sachs	—	20,000	US$	679,560 (20,000)	—	—
	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	34,343		500,000	68,021		1,000,000
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	34,794		500,000	165,257		2,400,000
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—	—		—	18,235		200,000
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—		—	110,580		1,500,000
	INVESCO R.O.C Bond A Fund	Short-term investment	INVESCO Asset Management Taiwan	—	—		—	93,975		1,350,000
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	—		—	80,833		900,000
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—	—		—	76,640		900,000
	Shinkong Chi Shin Bond Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	—		—	151,594		2,100,000
	NITC Bond Fund	Short-term investment	National Investment Trust Co., Ltd.	—	—		—	3,764		600,000
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		1,800,000	—		2,577,163
	Government bonds
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		1,422,197	—	—
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		3,157,331	—	—
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—		3,113,066	—	—
	2002 Government Bond Series J	Short-term investment	BNP and several financial institutions	—	—		—	—		2,023,206
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		—	—		1,207,409
	2003 Government Bond Series I	Long-term investment	FCB and several financial institutions	—	—		—	—		3,402,213
	2004 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		1,750,381
	2004 Government Bond Series E	Long-term investment	BNP and several financial institutions	—	—		—	—		3,890,925
	United States Treas NTS	Short-term investment	—	—	—		—	—	US$	321,464
	Corporate bonds
	Taiwan Power Company	Short-term investment	KGI Securities Co., Ltd.	—	—		—	—		2,777,798
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—		—	—	US$	3,171
	American Express Co.	Short-term investment	—	—	—		—	—	US$	3,550
	American Express Cr Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,503
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,130
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,702
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,509
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,750
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,800
	American Intl Group Inc. Mtnf	Short-term investment	—	—	—		—	—	US$	3,795
	Bank New York Inc.	Short-term investment	—	—	—		—	—	US$	3,945

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Disposal							Ending Balance
							Carrying		Gain (Loss)			Amount
	Marketable			Shares/	Amount		Value		on Disposal			(US$ in
	Securities Type	Financial		Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	and Name	Statement Account	Counter-party	(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
The Company	Money market funds
	BOA Fund	Short-term investment	BOA	40,000	$ US$	1,359,120 (40,000)	$ US$	1,359,120 (40,000)		$—	—		$—
	GS Fund	Short-term investment	Goldman Sachs	20,000	US$	679,560 (20,000)	US$	679,560 (20,000)		—	—	—
	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	16,923		250,000		247,981		2,019	85,441		1,252,019
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	65,143		950,000		943,825		6,175	134,906		1,954,409
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—		—		—		—	18,235		200,000
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	25,694		350,000		348,537		1,463	84,886		1,151,463
	INVESCO R.O.C Bond A Fund	Short-term investment	INVESCO Asset Management Taiwan	—		—		—		—	93,975		1,350,000
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—		—		—		—	80,833		900,000
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—		—		—		—	76,640		900,000
	Shinkong Chi Shin Bond Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—		—		—		—	151,594		2,100,000
	NITC Bond Fund	Short-term investment	National Investment Trust Co., Ltd.	—		—		—		—	3,764		600,000
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—		1,800,000		1,800,000		—	—		2,577,163
	Government bonds
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—		1,427,762		1,422,197		5,565	—	—
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—		3,169,750		3,157,331		12,419	—	—
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—		3,133,875		3,113,066		20,809	—	—
	2002 Government Bond Series J	Short-term investment	BNP and several financial institutions	—		—		—		—	—		2,023,206
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—		—		—		—	—		1,207,409
	2003 Government Bond Series I	Long-term investment	FCB and several financial institutions	—		—		—		—	—		3,399,371
	2004 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—		—		—		—	—		1,750,231
	2004 Government Bond Series E	Long-term investment	BNP and several financial institutions	—		—		—		—	—		3,892,641
	United States Treas NTS	Short-term investment	—	—	US$	264,138	US$	264,681	US$	(543)	—	US$	56,783
	Corporate bonds
	Taiwan Power Company	Short-term investment	KGI Securities Co., Ltd.	—		—		—		—	—		2,777,798
	Allstate Finl Global Fdg LLC	Short-term investment	—	—		—		—		—	—	US$	3,171
	American Express Co.	Short-term investment	—	—		—		—		—	—	US$	3,550
	American Express Cr Corp. Mtn	Short-term investment	—	—	US$	3,503	US$	3,503		—	—	—
	American Gen Fin Corp. Mtn	Short-term investment	—	—		—		—		—	—	US$	3,130
	American Gen Fin Corp. Mtn	Short-term investment	—	—		—		—		—	—	US$	3,702
	American Honda Fin Corp. Mtn	Short-term investment	—	—	US$	3,510	US$	3,509	US$	1	—	—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	US$	3,755	US$	3,750	US$	5	—	—
	American Honda Fin Corp. Mtn	Short-term investment	—	—		—		—		—	—	US$	3,800
	American Intl Group Inc. Mtnf	Short-term investment	—	—		—		—		—	—	US$	3,795
	Bank New York Inc.	Short-term investment	—	—		—		—		—	—	US$	3,945

(Continued)

					Beginning Balance		Acquisition
	Marketable				Shares/	Amount	Shares/	Amount
	Securities Type	Financial		Nature of	Units	(US$ in	Units	(US$ in
Company Name	and Name	Statement Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)
	Bank One Corp.	Short-term investment	—	—	—	$ —	—	US$3,693
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$3,518
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$3,805
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	—	—	US$3,105
	Bristol Myers Squibb Co.	Short-term investment	—	—	—	—	—	US$3,819
	Cardinal Health Inc.	Short-term investment	—	—	—	—	—	US$3,837
	Citigroup Inc.	Short-term investment	—	—	—	—	—	US$3,583
	Compaq Computer Corp.	Short-term investment	—	—	—	—	—	US$3,719
	Consolidated Edison Co. NY Inc.	Short-term investment	—	—	—	—	—	US$3,687
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,534
	Countrywide Home Ln Inc.	Short-term investment	—	—	—	—	—	US$3,662
	Credit Suisse First Boston USA	Short-term investment	—	—	—	—	—	US$3,177
	Dell Computer Corp.	Short-term investment	—	—	—	—	—	US$3,054
	Diageo PLC	Short-term investment	—	—	—	—	—	US$3,459
	First Data Corp.	Short-term investment	—	—	—	—	—	US$3,013
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,507
	Genworth Finl Inc.	Short-term investment	—	—	—	—	—	US$3,412
	Goldman Sachs Group LP	Short-term investment	—	—	—	—	—	US$3,820
	Hewlett Packard Co.	Short-term investment	—	—	—	—	—	US$3,373
	Honeywell Inc.	Short-term investment	—	—	—	—	—	US$3,284
	Household Fin Corp.	Short-term investment	—	—	—	—	—	US$3,712
	Household Fin Corp. Mtn Bk Ent	Short-term investment	—	—	—	—	—	US$3,542
	Huntington Natl Bk	Short-term investment	—	—	—	—	—	US$3,003
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	—	—	US$3,012
	Intl Bk For Recon + Dev	Short-term investment	—	—	—	—	—	US$5,232
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$3,128
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$3,638
	Keycorp Mtn Book Entry	Short-term investment	—	—	—	—	—	US$3,500
	KFW Intl Fin Inc.	Short-term investment	—	—	—	—	—	US$5,104
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$3,417
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$3,705
	Lilly Eli + Co.	Short-term investment	—	—	—	—	—	US$3,750
	Nationsbank Corp.	Short-term investment	—	—	—	—	—	US$3,644
	Nationwide Bldg Soc	Short-term investment	—	—	—	—	—	US$3,457
	Nationwide Life Global Mtn	Short-term investment	—	—	—	—	—	US$3,413
	Pepsico Inc. Mtn Book Entry	Short-term investment	—	—	—	—	—	US$3,818
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—	—	US$3,050
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—	—	US$3,507
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	—	—	US$3,168
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	—	—	US$3,160
	SBC Communications Inc.	Short-term investment	—	—	—	—	—	US$3,681
	Shell Finance (UK) PLC	Short-term investment	—	—	—	—	—	US$3,604
	TIAA Global Mkts Inc.	Short-term investment	—	—	—	—	—	US$3,631
	Unitedhealth Group Inc.	Short-term investment	—	—	—	—	—	US$3,119
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$3,172
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$3,177
	Wachovia Corp.	Short-term investment	—	—	—	—	—	US$3,720
	Walmart Cda Venture Corp.	Short-term investment	—	—	—	—	—	US$3,670
	Washington Mut Fin Corp.	Short-term investment	—	—	—	—	—	US$3,725
	Washington Mut Inc.	Short-term investment	—	—	—	—	—	US$3,692
	Washington Post Co.	Short-term investment	—	—	—	—	—	US$3,182
	Wells Fargo + Co. New	Short-term investment	—	—	—	—	—	US$3,697
Agency bonds
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$3,558
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$4,725
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$6,096

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Disposal					Ending Balance
						Carrying	Gain (Loss)			Amount
	Marketable			Shares/	Amount	Value	on Disposal			(US$ in
	Securities Type	Financial		Units	(US$ in	(US$ in	(US$ in		Shares/Units	Thousand)
Company Name	and Name	Statement Account	Counter-party	(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)
	Bank One Corp.	Short-term investment	—	—	US$3,695	US$3,693	US$	2	—	$ —
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—		—	—	US$3,518
	Bear Stearns Cos Inc.	Short-term investment	—	—	US$3,816	US$3,805	US$	11	—	—
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	—		—	—	US$3,105
	Bristol Myers Squibb Co.	Short-term investment	—	—	—	—		—	—	US$3,819
	Cardinal Health Inc.	Short-term investment	—	—	US$3,795	US$3,837	US$	(42)	—	—
	Citigroup Inc.	Short-term investment	—	—	—	—		—	—	US$3,583
	Compaq Computer Corp.	Short-term investment	—	—	—	—		—	—	US$3,719
	Consolidated Edison Co. NY Inc.	Short-term investment	—	—	—	—		—	—	US$3,687
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	US$3,540	US$3,534	US$	6	—	—
	Countrywide Home Ln Inc.	Short-term investment	—	—	—	—		—	—	US$3,662
	Credit Suisse First Boston USA	Short-term investment	—	—	US$3,188	US$$3,177	US$	11	—	—
	Dell Computer Corp.	Short-term investment	—	—	—	—		—	—	US$3,054
	Diageo PLC	Short-term investment	—	—	—	—		—	—	US$3,459
	First Data Corp.	Short-term investment	—	—	—	—		—	—	US$3,013
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—		—	—	US$3,507
	Genworth Finl Inc.	Short-term investment	—	—	—	—		—	—	US$3,412
	Goldman Sachs Group LP	Short-term investment	—	—	—	—		—	—	US$3,820
	Hewlett Packard Co.	Short-term investment	—	—	—	—		—	—	US$3,373
	Honeywell Inc.	Short-term investment	—	—	—	—		—	—	US$3,284
	Household Fin Corp.	Short-term investment	—	—	—	—		—	—	US$3,712
	Household Fin Corp. Mtn Bk Ent	Short-term investment	—	—	—	—		—	—	US$3,542
	Huntington Natl Bk	Short-term investment	—	—	—	—		—	—	US$3,003
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	—		—	—	US$3,012
	Intl Bk For Recon + Dev	Short-term investment	—	—	—	—		—	—	US$5,232
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—		—	—	US$3,128
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—		—	—	US$3,638
	Keycorp Mtn Book Entry	Short-term investment	—	—	—	—		—	—	US$3,500
	KFW Intl Fin Inc.	Short-term investment	—	—	—	—		—	—	US$5,104
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—		—	—	US$3,417
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—		—	—	US$3,705
	Lilly Eli + Co.	Short-term investment	—	—	—	—		—	—	US$3,750
	Nationsbank Corp.	Short-term investment	—	—	—	—		—	—	US$3,644
	Nationwide Bldg Soc	Short-term investment	—	—	—	—		—	—	US$3,457
	Nationwide Life Global Mtn	Short-term investment	—	—	—	—		—	—	US$3,413
	Pepsico Inc. Mtn Book Entry	Short-term investment	—	—	—	—		—	—	US$3,818
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—		—	—	US$3,050
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—		—	—	US$3,507
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	—		—	—	US$3,168
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	—		—	—	US$3,160
	SBC Communications Inc.	Short-term investment	—	—	—	—		—	—	US$3,681
	Shell Finance (UK) PLC	Short-term investment	—	—	—	—		—	—	US$3,604
	TIAA Global Mkts Inc.	Short-term investment	—	—	US$3,131	US$3,112	US$	19	—	US$ 519
	Unitedhealth Group Inc.	Short-term investment	—	—	—	—		—	—	US$3,119
	Viacom Inc.	Short-term investment	—	—	—	—		—	—	US$3,172
	Viacom Inc.	Short-term investment	—	—	—	—		—	—	US$3,177
	Wachovia Corp.	Short-term investment	—	—	—	—		—	—	US$3,720
	Walmart Cda Venture Corp.	Short-term investment	—	—	—	—		—	—	US$3,670
	Washington Mut Fin Corp.	Short-term investment	—	—	—	—		—	—	US$3,725
	Washington Mut Inc.	Short-term investment	—	—	—	—		—	—	US$3,692
	Washington Post Co.	Short-term investment	—	—	—	—		—	—	US$3,182
	Wells Fargo + Co. New	Short-term investment	—	—	—	—		—	—	US$3,697
Agency bonds
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—		—	—	US$3,558
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	US$108	US$107	US$	1	—	US$4,618
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—		—	—	US$6,096

(Continued)

					Beginning Balance		Acquisition
	Marketable				Shares/	Amount	Shares/	Amount
	Securities Type	Financial		Nature of	Units	(US$ in	Units	(US$ in
Company Name	and Name	Statement Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)
	Federal Natl Mtg Assn	Short-term investment	—	—	—	$—	—	US$3,393
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$5,861
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$6,130
	Federal Natl Mtg Assn Gtd	Short-term investment	—	—	—	—	—	US$6,371
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$7,000
	Government Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,473
	Student Ln Marketing Assn	Short-term investment	—	—	—	—	—	US$16,000
	Freddie Mac	Short-term investment	—	—	—	—	—	US$4,929
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$11,036
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$10,496
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$6,997
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$6,940
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$6,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,993
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,982
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,981
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,867
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	—	—	US$4,903
	Federal Home Ln Mtg Corp Mtn	Short-term investment	—	—	—	—	—	US$4,930
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$11,984
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$9,997
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$9,971
	Federal Home Ln Mtg Crop.	Short-term investment	—	—	—	—	—	US$4,953
	Federal Home Ln Mtg Crop.	Short-term investment	—	—	—	—	—	US$4,933
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$4,907
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$3,388
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$14,938
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$9,993
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$9,956
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$7,018
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$5,264
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$5,210
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$4,948
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$4,936
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$4,927
	Federal Hm On Pc	Short-term investment	—	—	—	—	—	US$3,466
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$4,237
	Federal Home Loan Mtg Assn	Short-term investment	—	—	—	—	—	US$4,847
Corporate issued asset-backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	—	—	US$4,955
	Americredit Automobile Receivb	Short-term investment	—	—	—	—	—	US$4,949
	Banc Amer Mtg Secs Inc.	Short-term investment	—	—	—	—	—	US$4,030
	Bank Of Amer Lease Equip Tr	Short-term investment	—	—	—	—	—	US$4,023
	BMW Veh Owner Tr	Short-term investment	—	—	—	—	—	US$4,978
	California Infrastructure Dev	Short-term investment	—	—	—	—	—	US$7,419
	California Infras + Economic Dev	Short-term investment	—	—	—	—	—	US$4,298
	California Infras + Economic	Short-term investment	—	—	—	—	—	US$8,383
	Capital One Master Tr	Short-term investment	—	—	—	—	—	US$3,093
	Capital One Multi Asset Execut	Short-term investment	—	—	—	—	—	US$4,957
	Capital One Secd Nt Tr	Short-term investment	—	—	—	—	—	US$5,032
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—	—	US$10,008
	Centex Home Equity Ln Tr	Short-term investment	—	—	—	—	—	US$3,500
	CIT Equip Coll Tr	Short-term investment	—	—	—	—	—	US$4,999
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	—	—	US$4,959
	CHN Equip Tr	Short-term investment	—	—	—	—	—	US$5,000

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Disposal					Ending Balance
						Carrying	Gain (Loss)			Amount
	Marketable			Shares/	Amount	Value	on Disposal			(US$ in
	Securities Type	Financial		Units	(US$ in	(US$ in	(US$ in		Shares/Units	Thousand)
Company Name	and Name	Statement Account	Counter-party	(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)
	Federal Natl Mtg Assn	Short-term investment	—	—	US$649	US$657	US$	(8)	—	US$2,736
	Federal Natl Mtg Assn	Short-term investment	—	—	US$810	US$833	US$	(23)	—	US$5,028
	Federal Natl Mtg Assn	Short-term investment	—	—	US$735	US$751	US$	(16)	—	US$5,379
	Federal Natl Mtg Assn Gtd	Short-term investment	—	—	US$1,857	US$1,909	US$	(52)	—	US$4,462
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—		—	—	US$7,000
	Government Natl Mtg Assn	Short-term investment	—	—	US$1,763	US$1,812	US$	(49)	—	US$2,661
	Student Ln Marketing Assn	Short-term investment	—	—	US$16,000	US$16,000		—	—	—
	Freddie Mac	Short-term investment	—	—	—	—		—	—	US$4,929
	Federal Natl Mtg Assn	Short-term investment	—	—	US$10,997	US$11,036	US$	(39)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	US$10,430	US$10,496	US$	(66)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—		—	—	US$6,997
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—		—	—	US$6,940
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—		—	—	US$6,903
	Federal Natl Mtg Assn	Short-term investment	—	—	US$3,501	US$3,495	US$	6	—	US$1,498
	Federal Natl Mtg Assn	Short-term investment	—	—	US$4,983	US$4,982	US$	1	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—		—	—	US$4,981
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—		—	—	US$4,867
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	—		—	—	US$4,903
	Federal Home Ln Mtg Corp Mtn	Short-term investment	—	—	—	—		—	—	US$4,930
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	US$10,966	US$10,985	US$	(21)	—	US$999
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—		—	—	US$9,997
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	US$9,942	US$9,971	US$	(29)	—	—
	Federal Home Ln Mtg Crop.	Short-term investment	—	—	—	—		—	—	US$4,953
	Federal Home Ln Mtg Crop.	Short-term investment	—	—	—	—		—	—	US$4,933
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	US$4,981	US$4,907	US$	74	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—		—	—	US$3,388
	Federal Home Ln Bks	Short-term investment	—	—	US$6,980	US$6,977	US$	3	—	US$7,961
	Federal Home Ln Bks	Short-term investment	—	—	US$5,000	US$4,997	US$	3	—	US$4,997
	Federal Home Ln Bks	Short-term investment	—	—	US$9,967	US$9,956	US$	11	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—		—	—	US$7,018
	Federal Home Ln Bks	Short-term investment	—	—	—	—		—	—	US$5,264
	Federal Home Ln Bks	Short-term investment	—	—	US$4,153	US$4,168	US$	(15)	—	US$1,042
	Federal Home Ln Bks	Short-term investment	—	—	—	—		—	—	US$4,948
	Federal Home Ln Bks	Short-term investment	—	—	—	—		—	—	US$4,936
	Federal Home Ln Bks	Short-term investment	—	—	—	—		—	—	US$4,927
	Federal Hm On Pc	Short-term investment	—	—	—	—		—	—	US$3,466
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	US$178	US$177	US$	1	—	US$4,060
	Federal Home Loan Mtg Assn	Short-term investment	—	—	—	—		—	—	US$4,847
Corporate issued asset-backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	—		—	—	US$4,955
	Americredit Automobile Receivb	Short-term investment	—	—	—	—		—	—	US$4,949
	Banc Amer Mtg Secs Inc.	Short-term investment	—	—	—	—		—	—	US$4,030
	Bank Of Amer Lease Equip Tr	Short-term investment	—	—	—	—		—	—	US$4,023
	BMW Veh Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,978
	California Infrastructure Dev	Short-term investment	—	—	US$1,445	US$1,504	US$	(59)	—	US$5,915
	California Infras + Economic Dev	Short-term investment	—	—	—	—		—	—	US$4,298
	California Infras + Economic	Short-term investment	—	—	US$1,202	US$1,254	US$	(52)	—	US$7,129
	Capital One Master Tr	Short-term investment	—	—	—	—		—	—	US$3,093
	Capital One Multi Asset Execut	Short-term investment	—	—	—	—		—	—	US$4,957
	Capital One Secd Nt Tr	Short-term investment	—	—	—	—		—	—	US$5,032
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—		—	—	US$10,008
	Centex Home Equity Ln Tr	Short-term investment	—	—	—	—		—	—	US$3,500
	CIT Equip Coll Tr	Short-term investment	—	—	—	—		—	—	US$4,999
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	—		—	—	US$4,959
	CHN Equip Tr	Short-term investment	—	—	—	—		—	—	US$5,000

(Continued)

					Beginning Balance		Acquisition
	Marketable				Shares/	Amount	Shares/	Amount
	Securities Type	Financial		Nature of	Units	(US$ in	Units	(US$ in
Company Name	and Name	Statement Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)
	Comm 2004 Htl1	Short-term investment	—	—	—	$—	—	US$4,600
	Credit Suisse First Boston Mtg	Short-term investment	—	—	—	—	—	US$5,000
	CWMBS Inc.	Short-term investment	—	—	—	—	—	US$3,129
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$4,897
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$4,982
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$4,991
	First Union Lehman Bros Mtg Tr	Short-term investment	—	—	—	—	—	US$4,177
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	—	—	US$5,011
	Ford Cr Auto Owner Tr	Short-term investment	—	—	—	—	—	US$10,999
	GE Cap Cr Card Master NT Tr	Short-term investment	—	—	—	—	—	US$4,000
	Granite Mtgs PLC	Short-term investment	—	—	—	—	—	US$5,000
	GS Mtg Secs Corp.	Short-term investment	—	—	—	—	—	US$4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$5,999
	Holmes Fing No 8 PLC	Short-term investment	—	—	—	—	—	US$5,001
	Honda Auto Receivables	Short-term investment	—	—	—	—	—	US$5,000
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$3,500
	Impac Secd Assets Corp.	Short-term investment	—	—	—	—	—	US$4,000
	Monumentl Global Fdg II	Short-term investment	—	—	—	—	—	US$3,500
	Navistar Finl 2003 A Owner Tr	Short-term investment	—	—	—	—	—	US$4,928
	Nissan Auto Receivables	Short-term investment	—	—	—	—	—	US$7,000
	Nissan Auto Receivables Owner Tr	Short-term investment	—	—	—	—	—	US$4,999
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	—	—	US$4,853
	ONYX Accep Owner Tr	Short-term investment	—	—	—	—	—	US$4,913
	Permanent Fing No 1 PLC	Short-term investment	—	—	—	—	—	US$5,102
	Providian Gateway Owner Tr	Short-term investment	—	—	—	—	—	US$4,204
	Reliant Energy Transition Bd	Short-term investment	—	—	—	—	—	US$5,185
	Toyota Auto Receivables 2003 B	Short-term investment	—	—	—	—	—	US$4,970
	Triad Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$5,042
	TXU Elec Delivery Transition	Short-term investment	—	—	—	—	—	US$8,009
	USAA Auto Owner Tr	Short-term investment	—	—	—	—	—	US$4,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—	—	US$4,999
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—	—	US$6,000
	WFS Financial Owner Trust	Short-term investment	—	—	—	—	—	US$5,008
	WFS Finl 2002 4 Owner Tr	Short-term investment	—	—	—	—	—	US$3,904
	WFS Finl 2004 2 Owner Tr	Short-term investment	—	—	—	—	—	US$4,994
	Whole Auto Ln Tr	Short-term investment	—	—	—	—	—	US$5,967
	World Omni Auto Receivables	Short-term investment	—	—	—	—	—	US$5,000
	World Omni Auto Receivables	Short-term investment	—	—	—	—	—	US$5,963
InveStar	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	947	US$121	—	—
	Atheros Communication, Inc.	Short-term investment	—	—	1,205	US$3,593	—	—
InveStar II	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	465	US$346	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Disposal					Ending Balance
						Carrying	Gain (Loss)			Amount
	Marketable			Shares/	Amount	Value	on Disposal			(US$ in
	Securities Type	Financial		Units	(US$ in	(US$ in	(US$ in		Shares/Units	Thousand)
Company Name	and Name	Statement Account	Counter-party	(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)
	Comm 2004 Htl1	Short-term investment	—	—	$—	$—		$—	—	US$4,600
	Credit Suisse First Boston Mtg	Short-term investment	—	—	US$232	US$232		—	—	US$4,768
	CWMBS Inc.	Short-term investment	—	—	US$487	US$494	US$	(7)	—	US$2,635
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—		—	—	US$4,897
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—		—	—	US$4,982
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—		—	—	US$4,991
	First Union Lehman Bros Mtg Tr	Short-term investment	—	—	US$295	US$317	US$	(22)	—	US$3,860
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	—		—	—	US$5,011
	Ford Cr Auto Owner Tr	Short-term investment	—	—	—	—		—	—	US$10,999
	GE Cap Cr Card Master NT Tr	Short-term investment	—	—	—	—		—	—	US$4,000
	Granite Mtgs PLC	Short-term investment	—	—	—	—		—	—	US$5,000
	GS Mtg Secs Corp.	Short-term investment	—	—	US$491	US$491		—	—	US$3,509
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	US$99	US$99		—	—	US$3,901
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—		—	—	US$5,999
	Holmes Fing No 8 PLC	Short-term investment	—	—	—	—		—	—	US$5,001
	Honda Auto Receivables	Short-term investment	—	—	—	—		—	—	US$5,000
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—		—	—	US$3,500
	Impac Secd Assets Corp.	Short-term investment	—	—	US$34	US$34		—	—	US$3,966
	Monumentl Global Fdg II	Short-term investment	—	—	—	—		—	—	US$3,500
	Navistar Finl 2003 A Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,928
	Nissan Auto Receivables	Short-term investment	—	—	—	—		—	—	US$7,000
	Nissan Auto Receivables Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,999
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	—		—	—	US$4,853
	ONYX Accep Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,913
	Permanent Fing No 1 PLC	Short-term investment	—	—	—	—		—	—	US$5,102
	Providian Gateway Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,204
	Reliant Energy Transition Bd	Short-term investment	—	—	—	—		—	—	US$5,185
	Toyota Auto Receivables 2003 B	Short-term investment	—	—	—	—		—	—	US$4,970
	Triad Auto Receivables Tr	Short-term investment	—	—	—	—		—	—	US$5,042
	TXU Elec Delivery Transition	Short-term investment	—	—	—	—		—	—	US$8,009
	USAA Auto Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,999
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—		—	—	US$6,000
	WFS Financial Owner Trust	Short-term investment	—	—	—	—		—	—	US$5,008
	WFS Finl 2002 4 Owner Tr	Short-term investment	—	—	US$946	US$946		—	—	US$2,958
	WFS Finl 2004 2 Owner Tr	Short-term investment	—	—	—	—		—	—	US$4,994
	Whole Auto Ln Tr	Short-term investment	—	—	—	—		—	—	US$5,967
	World Omni Auto Receivables	Short-term investment	—	—	—	—		—	—	US$5,000
	World Omni Auto Receivables	Short-term investment	—	—	—	—		—	—	US$5,963
InveStar	Common stock
	RichTek Technology Corp.	Short-term investment	—	977	US$5,620	US$124	US$	5,496	1,090	US$107
	Atheros Communication, Inc.	Short-term investment	—	1,205	US$8,972	US$3,593	US$	5,379	—	—
InveStar II	Common stock
	RichTek Technology Corp.	Short-term investment	—	488	US$2,884	US$359	US$	2,525	503	US$287

Note: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments, unrealized loss on long-term investments recognized in proportion to the Company’s ownership percentage in investees and the bond premium or discount amortization amount.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationship	Owner	Relationship	Transfer Date	Amount
The Company	Fab. 12	April 21, 2004	$1,484,370	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	—	N/A	N/A	N/A	N/A
	Fab. 12	April 21, 2004	420,168	By the construction progress	CHRIST AG	—	N/A	N/A	N/A	N/A
	Fab. 12	April 22, 2004	224,800	By the construction progress	Allis Electric Co., Ltd.	—	N/A	N/A	N/A	N/A
	Fab. 12	May 12, 2004	340,307	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A
	Fab. 12	May 12, 2004	116,181	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A
	Fab. 12	May 12, 2004	133,092	By the construction progress	BOC EDWARDS, CMS	—	N/A	N/A	N/A	N/A
	Fab. 12	June 17, 2004	165,208	By the construction progress	Organo Corporation	—	N/A	N/A	N/A	N/A
	Fab. 12	July 02, 2004	225,744	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A
	Fab. 12	July 08, 2004	100,767	By the construction progress	Kanto Chemical Co., Inc.	—	N/A	N/A	N/A	N/A
	Fab. 12	July 08, 2004	466,833	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A
	Fab. 14	August 03, 2004	300,000	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A
	Fab. 12	August 05, 2004	122,969	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A
	Fab. 12	August 05, 2004	185,984	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A
	Fab. 12	August 05, 2004	182,060	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A

[Additional columns below]

[Continued from above table, first column(s) repeated]

Company	Types of		Transaction			Price	Purpose of
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Reference	Acquisition	Other Terms
The Company	Fab. 12	April 21, 2004	$1,484,370	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	Public bidding	Manufacturing purpose	None
	Fab. 12	April 21, 2004	420,168	By the construction progress	CHRIST AG	Public bidding	Manufacturing purpose	None
	Fab. 12	April 22, 2004	224,800	By the construction progress	Allis Electric Co., Ltd.	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	340,307	By the construction progress	United Industry gas Corp., Ltd.	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	116,181	By the construction progress	United Industry gas Corp., Ltd.	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	133,092	By the construction progress	BOC EDWARDS, CMS	Public bidding	Manufacturing purpose	None
	Fab. 12	June 17, 2004	165,208	By the construction progress	Organo Corporation	Public bidding	Manufacturing purpose	None
	Fab. 12	July 02, 2004	225,744	By the construction progress	Marketech International Corp.	Public bidding	Manufacturing purpose	None
	Fab. 12	July 08, 2004	100,767	By the construction progress	Kanto Chemical Co., Inc.	Public bidding	Manufacturing purpose	None
	Fab. 12	July 08, 2004	466,833	By the construction progress	United Integrated Services Co., Ltd.	Public bidding	Manufacturing purpose	None
	Fab. 14	August 03, 2004	300,000	By the construction progress	United Integrated Services Co., Ltd.	Public bidding	Manufacturing purpose	None
	Fab. 12	August 05, 2004	122,969	By the construction progress	Marketech International Corp.	Public bidding	Manufacturing purpose	None
	Fab. 12	August 05, 2004	185,984	By the construction progress	Marketech International Corp.	Public bidding	Manufacturing purpose	None
	Fab. 12	August 05, 2004	182,060	By the construction progress	Marketech International Corp.	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to					% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	Total	Note
The Company	TSMC—North America	Subsidiary	Sales	$107,409,697	55	Net 30 days after invoice date	None	None	$19,481,557	52
	Philips and its affiliates	Major shareholder	Sales	3,980,051	2	Net 30 days after monthly closing	None	None	432,040	1
	GUC	Investee	Sales	274,482	—	Net 30 days after monthly closing	None	None	50,447	—
	WaferTech	Subsidiary	Purchases	11,576,543	34	Net 30 days after monthly closing	None	None	(1,104,866)	9
	VIS	Investee	Purchases	6,912,218	21	Net 30 days after monthly closing	None	None	(1,916,758)	15
	SSMC	Investee	Purchases	4,604,370	14	Net 30 days after monthly closing	None	None	(637,115)	5

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

					Overdue		Amounts Received in	Allowance
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Subsequent Period	for Bad Debts
The Company	TSMC—North America	Subsidiary	$19,481,557	43days	$6,128,700	Accelerate demand on account receivables	$2,805,117	$—
	TSMC—Shanghai	Subsidiary	2,807,784	(Note 1)	—	—	—	—
	Philips and its affiliates	Major shareholder	432,040	46days	75,009	Accelerate demand on account receivables	27,323	—
	VIS	Investee	102,533	(Note 2)	2,876	Accelerate demand on account receivables	—	—

Note 1: The ending balance is generated mainly from the sales of machinery, so it is not applicable for the calculation of the turnover rate.

Note 2: The ending balance is generated mainly from the royalty agreements, so it is not applicable for the calculation of the turnover rate.

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of September 30, 2004
							Percentage	Carrying
				September 30,	December 31,	Shares	of	Value
Investor Company	Investee Company	Location	Main Businesses and Products	2004	2003	(Thousand)	Ownership	(Note 1)
The Company	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$473,629
	TSMC—Europe	Amsterdam, the Netherlands	Marketing and engineering support	15,749	15,749	—	100	24,464
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	100,901
	TSMC—Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	6,275,202	1,890,952	—	100	5,947,953
	VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	8,119,816	409,532	28	4,993,394
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780	987,968	100	24,904,849
	Chi Cherng	Taipei, Taiwan	Investment	300,000	300,000	—	36	51,314
	Hsin Ruey	Taipei, Taiwan	Investment	300,000	300,000	—	36	50,999
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	4,150,226
	SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190	382	32	3,469,018
	Emerging Alliance	Cayman Islands	Investment	1,447,957	1,179,690	—	99	865,937
	GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	409,920	39,040	47	375,466
	VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	51,000	51,000	5,100	25	56,212
	VTAF II	Cayman Islands	Investment	332,412	—	—	98	327,876

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Net Income	Investment
				(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	Investee	(Note 2)	Note
The Company	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$38,572	$30,732	Subsidiary
	TSMC—Europe	Amsterdam, the Netherlands	Marketing and engineering support	243	243	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	2,662	2,662	Subsidiary
	TSMC—Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	(367,566)	(367,566)	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC design and manufacturing	3,190,817	906,826	Investee
	TSMC International	Tortola, British Virgin Islands	Investment	2,217,762	2,217,762	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment	23,444	5,411	Investee
	Hsin Ruey	Taipei, Taiwan	Investment	25,181	6,026	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	32,197	32,197	Subsidiary
	SSMC	Singapore	Wafer manufacturing	2,191,069	701,142	Investee
	Emerging Alliance	Cayman Islands	Investment	(108,752)	(108,208)	Subsidiary
	GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	725	7,005	Investee
	VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	23,925	5,981	Investee
	VTAF II	Cayman Islands	Investment	(5,213)	(8,466)	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The gains or losses on disposal of the stocks held by subsidiaries (treated as treasury stocks) and the paid-in capital from cash dividend distributed by parent company are excluded.

TABLE 9

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

INFORMATION OF INVESTMENT IN MAINLAND CHINA
SEPTEMBER 30, 2004
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
		Total Amount		from Taiwan	Investment Flows		from Taiwan			Carrying	Inward
		of Paid-in		as of			as of			Value	Remittance of
		Capital		January 1, 2004	Outflow		September 30,	Percentage of	Investment	as of	Earnings as of
	Main Businesses and	(RMB in	Investment	(US$ in	(US$ in		2004 (US$ in	Ownership in	Gain (Loss)	September 30,	September 30,
Investee Company	Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	2004	2004
TSMC (Shanghai) Company Limited	IC and other wafer equipment manufacturing and marketing	$6,275,202 RMB(1,539,470)	(Note 1)	$1,890,952 US$(56,000)	$4,384,250 US$(130,000)	$ —	$6,275,202 US$(186,000)	100%	($367,566)	$5,947,953	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of September 30, 2004	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$6,275,202	$12,608,064	$12,608,064
US$(186,000)	US$(371,000)	US$(371,000)

Note 1: Direct investment in TSMC (Shanghai) US$186,000 thousand.

Note 2: Amount was recognized based on the unaudited financial statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 29, 2004	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer